UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  JUNE 22, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

FUTURE MANAGEMENT

Copenhagen - President and CEO of TDC, Henning Dyremose, has accepted an offer to become Chairman of the Board of TDC. Jens Alder, who left as President and CEO of Swisscom at the end of January, is expected to become new President and CEO of TDC. SEVP and CFO, Hans Munk Nielsen, will continue on the Executive Committee of TDC.

Jens Alder is expected to take on his new position as of November 1, 2006 when he will no longer have any contractual obligations vis-a-vis Swisscom. The company expects to conclude a final agreement to that effect in the near future. Henning Dyremose is expected to be elected new Chairman in connection with TDC's Annual General Meeting in March 2007. Henning Dyremose will continue as President and CEO until Jens Alder takes over. After that Henning Dyremose will as a non-executive director of TDC be at the company's disposal as advisor for Jens Alder until the Annual General Meeting.

President and CEO Henning Dyremose will receive a retirement bonus in accordance with his current contract as stated in TDC's Annual Report 2005 and as further described in the company's stock exchange release dated November 30, 2005. Henning Dyremose will in addition receive a special bonus of between MDKK 7.5 and 15, depending on the company's financial performance in 2006.

In accordance with his current contract, SEVP and CFO Hans Munk Nielsen will receive MDKK 11.4 as a consequence of the change of control in the company. Furthermore, SEVP and CFO Hans Munk Nielsen has been granted a Stay-On bonus of up to MDKK 13.3 payable no later than July 1, 2008. The company has in addition granted SEVP and CFO Hans Munk Nielsen a bonus of up to MDKK 4.3, depending on the company's financial performance in 2006.

NTC plans to implement an incentive program for top managers in TDC which will also include President and CEO Henning Dyremose as well as SEVP and CFO Hans Munk Nielsen.

For further information please contact TDC Investor Relations on +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 88.2% of the shares, with the remainder held by individual and institutional shareowners.


TDC LISTING
-----------

SHARES: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     JUNE 22, 2006                              /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury